

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Hugh F. Johnston
Chief Financial Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

      Re: PepsiCo, Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed March 24, 2022
             File No. 001-01183

Dear Mr. Johnston:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 24, 2022

General

1. Please expand your discussion to address how the experience of your Presiding Director is brought to bear in connection with your board's role in risk oversight.

2. Please expand upon the role that your Presiding Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Presiding Director may:

   - represent the board in communications with shareholders and other stakeholders;
   - require board consideration of, and/or override your CEO on, any risk matters; or
   - provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

   - why your board elected to retain direct oversight responsibility for cybersecurity risk rather than assign oversight to a board committee;

- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- how the board interacts with management to address existing risks and identify significant emerging risks;
- to whom your Global Chief Compliance & Ethics Officer reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at (202) 551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program